Synopsys and SMIC Announce DesignWare IP for 40-nm Low-Leakage Process

Synopsys’ DesignWare Embedded Memory, Logic Library, Analog and Interface IP for SMIC’s Advanced Low-Power Process Enables Faster Development of  SoCs for Mobile Markets

MOUNTAIN VIEW, Calif. and SHANGHAI, July 10, 2012 /PRNewswire-Asia/ —

Highlights:

•	Latest collaboration yields availability of 15 Synopsys® DesignWare® IP products on SMIC’s 40-nanometer low-leakage (40LL) process technology, enabling designers to incorporate functionality more easily into advanced low-power SoCs

•	Proven interface PHY IP, including PCI Express®, USB and DDR, helps SoC designers ensure interoperability with the latest standards

•	High-quality analog IP, including audio codecs and data converters, helps designers meet low-power, application-specific SoC requirements

•	Embedded memories and logic libraries for the SMIC 40LL process enable design teams to optimize entire SoC designs for both speed and energy efficiency

Synopsys, Inc. (Nasdaq: SNPS), a world leader in software and IP used in the design, verification and manufacture of electronic components and systems, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced the availability of a broad set of Synopsys DesignWare IP on the SMIC 40-nanometer (nm) low-leakage (40LL) process. The SMIC 40LL process technology combines advanced immersion lithography, strain engineering, ultra shallow junction and ultra low-k dielectric to deliver the optimized power and performance required of mobile multimedia and consumer devices. By offering a wide range of proven IP on SMIC’s advanced low-power process, Synopsys is enabling designers to incorporate more functionality into their advanced system-on-chip (SoC) designs with less risk and faster time to market. Since 2005, the collaboration between Synopsys and SMIC has resulted in Synopsys’ delivery of a broad portfolio of IP supporting SMIC processes from 130-nm to 40-nm.

Synopsys DesignWare IP available now or scheduled to be available later this year on the SMIC 40LL process includes:

•	Interface IP for widely used protocols such as USB 2.0/3.0, PCI Express 2.0/1.1, MIPI, SATA, DDR, and HDMI that reduces interoperability risk

•	Audio codec and data converter IP, optimized for a wide range of high-performance, low-power applications

•	Embedded memories and that enable designers to achieve both high speed and low power across the entire SoC

“Access to a broad portfolio of silicon-proven IP in a high-performance, low-power process technology is critical for companies designing SoCs for multimedia consumer products in China and around the world,” said Chris Chi, Chief Business Officer at SMIC. “Our collaboration with Synopsys offers designers targeting the consumer market a proven path to a wide range of technology-leading IP on advanced process nodes. Our first-pass silicon success with Synopsys’ DesignWare USB, HDMI and audio codec IP, where all critical performance metrics meet or exceed the target specifications, demonstrates the stability and maturity of SMIC’s 40LL technology.”

“Our longstanding collaboration with SMIC provides SoC designers with optimized IP across a range of processes for widely used interface protocols such as USB, PCI Express and DDR, as well as foundational elements such as logic libraries and embedded memories,” said John Koeter, vice president of marketing for IP and systems at Synopsys. “Together, we have a track record of silicon success over a range of IP from 130-nm to 65-nm. Extending our IP offerings to SMIC’s 40LL process allows designers to take advantage of SMIC’s advanced low-leakage process technology and integrate high-quality IP with less risk.”

Availability

DesignWare USB 2.0 picoPHY, HDMI 1.4 TX PHY, DDR multiPHY, MIPI D-PHY, PCI Express 2.0/1.1 PHY, SATA 1.5Gb/s/3Gb/s PHY, SATA 6Gb/s PHY, and select audio codecs and data converter IP are available now from Synopsys on the SMIC 40LL process. DesignWare USB 3.0 PHY, HSIC PHY, data converters and AFE for LTE and Wi-Fi, and Embedded Memory and Logic Library IP are available for early adopters. Availability for the DesignWare HDMI RX PHY and DDR3/2 PHY IP is planned for Q4 2012.

About DesignWare IP
Synopsys is a leading provider of high-quality, silicon-proven IP solutions for system-on-chip
(SoC) designs. The broad DesignWare IP portfolio includes complete interface IP solutions consisting of controllers, PHY and verification IP for widely used protocols, analog IP, embedded memories, logic libraries, processor cores and subsystems. To support software development and hardware/software integration of the IP, Synopsys offers drivers, transaction-level models, and prototypes for many of its IP products. Synopsys’ HAPS® FPGA-Based Prototyping Solution enables validation of the IP and the SoC in the system context. Synopsys’ Virtualizer™ virtual prototyping tool set allows developers to start the development of software for the IP or the entire SoC significantly earlier compared to traditional methods. With a robust IP development methodology, extensive investment in quality, IP prototyping, software development and comprehensive technical support, Synopsys enables designers to accelerate time-to-market and reduce integration risk. For more information on DesignWare IP, visit .

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS) is a world leader in electronic design automation (EDA), supplying the global electronics market with the software, intellectual property (IP) and services used in semiconductor design, verification and manufacturing. Synopsys’ comprehensive, integrated portfolio of implementation, verification, IP, manufacturing and field-programmable gate array (FPGA) solutions helps address the key challenges designers and manufacturers face today, such as power and yield management, system-to-silicon verification and time-to-results. These technology-leading solutions help give Synopsys customers a competitive edge in bringing the best products to market quickly while reducing costs and schedule risk. Synopsys is headquartered in Mountain View, California, and has approximately 70 offices located throughout North America, Europe, Japan, Asia and India. Visit Synopsys online at .

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

Safe Harbor Statements (Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the expected availability of Synopsys’ DesignWare IP and are based on Synopsys’ and SMIC’s current assumptions, expectations and projections about future events. Synopsys and SMIC use words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause Synopsys’ and SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, among others, risks associated with the current global economic slowdown, orders or judgments from pending litigation, financial stability in end markets, unforeseen production or delivery delays, failure to perform as expected, product errors or defects and other risks.

Investors should consider the information contained in Synopsys’ and SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including Synopsys’ Annual Report on Form 10-K for the fiscal year ended October 31, 2011, especially in the “Risk Factors” section, and including SMIC’s Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that Synopsys may file with the SEC or SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K filed by SMIC. Other unknown or unpredictable factors also could have material adverse effects on Synopsys’ and SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, Synopsys and SMIC undertake no obligation and do not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Monica Marmie
Synopsys, Inc.
Tel: 650-584-2890
Email: monical@synopsys.com

Stephen Brennan
MCA, Inc.
Tel : 650-968-8900, ext.114
Email: sbrennan@mcapr.com

SMIC English Contact
Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

SMIC Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

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